UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

VERAMARK TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(CUSIP Number of Class of Securities)

Anthony C. Mazzullo

President & Chief Executive Officer

Veramark Technologies, Inc.

1565 Jefferson Rd, Suite 120

Rochester, New York 14623

(585) 381-6000

(Name, address and telephone number of person authorized to receive

Notices and communications on behalf of the persons filing statement)

With copies to:

Thomas R. Anderson, Esq.

Daniel R. Kinel, Esq.

John D. Callan Jr., Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, New York 14604

(585) 232 - 6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 17, 2013 by Veramark Technologies, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Hubspoke Holdings, Inc., a Delaware corporation (“Parent”), TEM Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Clearlake Capital Partners II, L.P., an affiliate of each Parent and Merger Sub (“Clearlake L.P.”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) at a price per share equal to $1.18 net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

Item 1.	Subject Company Information

Item 1. “Subject Company Information” is hereby amended as follows:

Tender Offer and Merger.

The third paragraph on page 3 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The foregoing summary of the Offer and the Merger is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal. Further, the foregoing summary of the Merger Agreement is a description of the material terms of the Merger Agreement. This summary does not purport to describe all the terms of the Merger Agreement and is qualified by reference to the complete Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference. All of the Company’s shareholders are urged to read the Merger Agreement carefully and in its entirety. In the event of any discrepancy between the terms of the Merger Agreement and the foregoing summary, the Merger Agreement will control. Discussion regarding the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied upon as disclosures about the Company without consideration to the entirety of public disclosure by the Company as set forth in its public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. The Company will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.”

The second paragraph on page 4 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Because this Schedule 14D-9 references certain information that is contained in the Schedule TO and related documents, including information concerning Parent, Merger Sub and Clearlake L.P., and their respective officers and directors, we strongly urge you to read the Schedule TO and related documents, in addition to this Schedule 14D-9 for a complete understanding of such matters.”

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

Opinion of American Appraisal Associates, Inc.

The paragraph beginning at the bottom of page 37 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“In connection with the analysis underlying its opinion, American Appraisal relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial forecasts and other information and selected data with respect to the Company made available or furnished to or otherwise reviewed by or discussed with American Appraisal by management of the Company for purposes of its opinion. American Appraisal did not independently verify or investigate any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material. Further, American Appraisal relied upon and assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company, since the date of the most recent financial statements and forecasts made available to it and that there were no information or facts that would make any of the information reviewed by American Appraisal incomplete or misleading.”

Miscellaneous

The paragraph beginning at the bottom of page 41 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“In performing its analyses, American Appraisal relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to current and future industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The results of the analyses performed by American Appraisal are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of American Appraisal’s analysis of the fairness, from a financial point of view, to the holders (other than the excluded holders) of Shares of the merger consideration proposed to be received by those holders in connection with the proposed merger with Varsity and were provided to the Special Committee in connection with the delivery of the American Appraisal opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which may be higher or lower than the merger consideration that was proposed to be received by such holders in the proposed merger with Varsity and which are inherently subject to uncertainty.”

Item 8.	Additional Information

Item 8. “Additional Information” is hereby amended as follows:

Financial Projections.

The third paragraph beginning on page 47 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The inclusion of certain projections in this Schedule 14D-9 should not be regarded as an indication that the Company or American Appraisal or their respective affiliates or representatives (including their advisors) consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. The projections in this Schedule 14D-9 are being provided only because the Company made them available to Parent and American Appraisal in connection with the process of the transactions described herein and because they were relied upon by American Appraisal in performing its financial analysis to formulate its opinion. Neither the Company nor American Appraisal, or any of their respective affiliates or representatives (including their respective advisors), makes any representation to any person regarding the projections by virtue of their inclusion in this Schedule 14D-9, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.”

The following paragraph is inserted following the second full paragraph on page 48 of the Schedule 14D-9:

“In addition, the financial projections included non-GAAP financial measures under SEC rules, including “EBITDA,” which the Company defines for purposes of the financial projections as net income plus interest expense, depreciation, amortization and share based compensation expense, less development costs capitalized. The Company provided this information to Parent, Merger Sub and American Appraisal because the Company believed it could be useful in evaluating, on a prospective basis, the Company’s potential operating performance. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in these financial projections may not be comparable to similarly titled measures of other companies. A reconciliation of EBITDA to the most directly comparable GAAP measure (net income), prepared by the Company’s management, is provided below.”

The following chart is inserted following the chart on page 48 of the Schedule 14D-9:

	2011(A)	2012(A)	2013(P)	2014(P)	2015(P)	2016(P)
Reconciliation to GAAP:
GAAP Net Income	(1,219)	769	620	921	1,396	1,976
Depreciation	197	200	253	275	300	350
Amortization - Development Costs	1,036	864	932	860	800	850
Amortization - Fair Market Values of Acquired Assets	240	192	135	84	70	91
Interest Expense	12	8	6	6	2	2
Share Based Compensation Expense	54	107	63	180	220	250
Development Costs Capitalized	(811)	(712)	(615)	(600)	(550)	(600)

EBITDA (Non-GAAP)	(491)	1,428	1,394	1,726	2,238	2,919

Forward-Looking Statements.

The final paragraph on page 48 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“In addition to historical information, certain sections of this Schedule 14D-9 may contain forward-looking statements. Such forward-looking statements discuss the Company’s beliefs, expectations or intentions or those pertaining to the Company’s operations, markets, products, services, price and performance. Forward-looking statements use words such as, without limitation, “anticipate,” “believe,” “estimate,” “expect,” “contemplate,” “project,” “could,” “may,” “might,” “should,” and “would.” Forward-looking statements and the success of the Company, generally involve numerous risks and uncertainties such as economic trends, interest rates, income tax laws, governmental regulations, legislation and those risk factors discussed in the Company’s other filings with the SEC. The Company cannot guarantee that any forward-looking statements will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Forward-looking statements are also subject to the risks identified in the section of our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 entitled “Risk Factors.” Such risk factors include, without limitation, competitive pressures in our business; cyber security concerns; a decline in the demand for our software and products; risks particular to our marketing and sales efforts; and access to capital. All of the materials related to the Offer (and all other Offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s filings with the SEC. The Company assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.”

Annex B.

The first paragraph of page 2 of Annex B of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“We have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available. We have not independently verified or investigated any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material. Further we have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.”

The paragraph that begins on the bottom of page 3 of Annex B of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“This Opinion is provided for the Committee’s information in connection with and for the purposes of its evaluation of the proposed Transaction and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion does not create, and should not be construed as creating, any fiduciary duty of American Appraisal’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act or vote or tender their shares with respect to the Transaction. It is understood that this Opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders) and we express no opinion as to the underlying decision by the Committee, the Board and management of the Company to engage in the Transaction. This Opinion is intended only to supplement, not substitute for other due diligence required in connection with the proposed Transaction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Veramark Technologies, Inc.

By:	/s/ Ronald C. Lundy
Ronald C. Lundy Senior Vice President of Finance and Chief Financial Officer

Dated: June 28, 2013